

Brynne Caleda · 2nd

Empowering communities with mindfulness, movement, and social emotional learning.

Honolulu, Hawaii · 500+ connections · Contact info



Yoga Ed.



University of Hawaii Manoa

Featured



[Center] Chair Yoga Class for Grades 9-12
Vimeo
This is "[Center] Chair Yoga Class for Grades 9-12" by Yoga Ed. on Vimeo, the...



[Energize] Chair Yoga Class for Grades 4-5
Vimeo
This is "[Energize] Chair Yoga Class for Grades 4-5" by Yoga Ed. on Vimeo, the...



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Activity

2,591 followers



Some of our most strategic work at Yoga Ed. has been done by the liquid workforce
Thank you, Yolanda Lau and Liquid (poweredbyliquid.com) for the feature and FlexT

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Experience



Yoga Ed.
15 yrs 10 mos

Chief Executive Officer
Full-time
May 2013 – Present · 7 yrs 6 mos

We envision a future where schools are seedbeds of health and happiness. Where educators coach and embody lifelong well-being through dynamic teaching. Where students learn life skills to cultivate mind-body fitness in tandem with academic success. At Yoga Ed., we are dedicated to making this vision a reality.

We believe in the power educators have to change the world. We empower the change.

Yoga Ed. is an educational company dedicated to changing education through the p ...see mor

Trainer
Jan 2005 – May 2013 · 8 yrs 5 mos

Facilitated and managed Yoga Ed. Trainings, Professional Development Workshops, and Schoo Programs generating more than 1 million in sales worldwide. Networked with prominent educational and yoga institutions to promote company products and services. Recognized for ability to develop and maintain quality customer relationships. Identified new market ...see mor



Founder / Executive Director
Stretch Your Imagination
Jan 2009 – Jan 2014 · 5 yrs 1 mo
Honolulu, Hawaii

Founded Hawaii's first nonprofit organization dedicated to promoting health and wellness in Hawaii schools through yoga. Developed and launched initial pilot programs serving 960 students, 56 teachers and administrators, and 100 parents at one urban and one rural elementary school. Recruited, trained, and managed Stretch Your Imagination's Prog ...see mor

Education



University of Hawaii at Manoa



Masters of Education, Education
2005 – 2007



Michigan State University

International Relations, Latin American and Caribbean Studies
2001 – 2003
Activities and Societies: Model United Nations

Volunteer Experience

Yoga Instructor

The Children's Alliance of Hawaii
Jan 2007 – Present • 13 yrs 10 mos
Children

The Children's Alliance of Hawai'i, Inc. believes that each child is resilient, creative, courageous
and strong and deserves every opportunity to thrive to their fullest potential. Children who have
been traumatized by sexual abuse need special ongoing support to help them become healthy
and successful adults.

I taught yoga for the H.E.A.R.T Program (Healing Emotions with Art and Recreation Together)to
children and adolescents, ages 9 - 18.

The intention of the Yoga Program was to help girls:
Learn how to identify their feelings.
Understand that they are not alone in their struggles.
Develop skills to support one another.
Regain self-esteem.
Build self-confidence.



Yoga Instructor

Joyful Heart Foundation
Jan 2007 – Present • 13 yrs 10 mos
Children

The Joyful Heart's Healing & Wellness programs are designed to provide survivors and those
who care for them improved access healing techniques and wellness practices that are holistic
—addressing the physical, emotional, mental and spiritual effects of their experiences, all in the
nurturing environment of community.

I taught yoga for the Wellness days (one day retreats). A full-day program facilitated by trauma
experts during which survivors can process experiences and explore healing modalities in the
nurturing environment of community.



